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Exhibit 7.1

Ratio of earnings to fixed charges

	Year ended December 31,
			Period January 1, 2001 to November 15, 2001	Period November 16, 2001 to December 31, 2001
Norwegian GAAP					Year ended December 31, 2002
	1999	2000
Earnings:
Pretax income	319,135	338,591	333,005	(263,538)	(1,008,258)
Less: Income from investees	3,793	3,615	(4,559)	(5,917)	(5,241)
Plus Fixed Charges:
Interest Expense	4,605	6,912	2,315	84,327	358,314
Capitalized interest	4,436
Operating leases—33% of rental expense	32,875	36,574	32,041	4,577	36,090
Amortization of debt issuance costs				2,067	14,874
Less: Capitalized interest	(4,436)
Plus: Amortization of capitalized interest	222	887	776	111	887
Adjusted earnings	357,480	379,349	372,696	(168,606)	(607,726)
Total fixed charges (as above)	41,916	43,486	34,356	90,971	409,278
Ratio of earnings to fixed charges	8.53	8.72	10.85	(1.85)	(1.48)
Rental Expense (Note 7)	98,626	109,721	96,123	13,732	108,270
Deficiency				259,577	1,017,004
US GAAP
Pretax income	225,595	293,979	228,347	(296,681)	(1,237,510)
Less: Income from investees	3,793	3,615	(4,559)	(5,917)	5,241
Plus Fixed Charges:
Interest Expense	4,605	6,912	2,315	84,327	569,504
Capitalized interest	4,436
Operating leases—33% of rental expense	32,875	36,574	32,041	4,577	36,090
Amortization of debt issuance costs				2,067	14,874
Less: Capitalized interest	(4,436)
Plus: Amortization of capitalized interest	222	887	776	111	887
Adjusted earnings	263,940	334,737	268,038	(201,749)	(636,270)
Total fixed charges (as above)	41,916	43,486	34,356	90,971	620,468
Ratio of earnings to fixed charges	6.30	7.70	7.80	(2.22)	(1.03)
Rental Expense (Note 7)	98,626	109,721	96,123	13,732	108,270
Deficiency				292,720	1,256,738

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  Exhibit 7.1